Exhibit 99.1

MoneyHero Group Announces Resignation of Chief Financial Officer

Senior finance executive Danny Leung, the Company’s Group Finance Director, named interim CFO

MoneyHero launches formal search process for its next permanent CFO, supported by leading global executive search advisors

SINGAPORE, December 13, 2024 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a market leading personal finance aggregation and comparison platform in Greater Southeast Asia, today announced the resignation of Hao Qian, the Company’s Chief Financial Officer (“CFO”), effective December 15, 2024. In connection with this development, the Company and its Board of Directors have appointed Danny Leung, MoneyHero’s Group Finance Director, to serve as its interim CFO throughout this transitional period.

“We thank Hao for his many contributions and support his personal decision to step down and move back to China to be closer to his family,” said Rohith Murthy, CEO of MoneyHero. “During his tenure with us, Hao helped MoneyHero further improve its finance and accounting functions to better-position the business for continued growth, profitability, and life as a U.S. listed company. This includes restructuring our teams, cutting costs, and streamlining our revenue streams. On behalf of everyone at MoneyHero, I want to wish him well in his next chapter. Importantly, I also want to congratulate Danny Leung on being named MoneyHero’s new interim CFO. This is the right appointment for this role, and our executive leadership team and Board of Directors look forward to working more closely with Danny throughout this transition and search process for our next permanent CFO.”

A senior finance and accounting executive with more than two decades of diverse experience across growth-stage businesses, multinational organizations, and publicly traded companies, Mr. Leung joined MoneyHero in 2024 as the Company’s Group Director of Finance, charged with helping to build and manage the Company’s financial systems. Prior to joining MoneyHero, Mr. Leung was the Senior Financial Controller of Marga Group, where he worked closely with the Chairman and CEO to oversee financial operations and drive growth within the telecommunications and property development sectors. Before Marga Group, Mr. Leung was a Financial Controller with Kontafarma China Holdings Ltd (HKEX: 1312), where he helped the business aggressively, but prudently expand through numerous successful acquisitions. He started his career as Internal Audit Manager with Lee Kum Kee, and earlier as an Audit Manager with the global consulting firm, Deloitte Touche Tohmatsu. Mr. Leung holds a B.A. in accounting from the University of Toronto and an MBA from the University of Hong Kong. He will work closely with the Company’s executive team, Board of Directors, and Audit Committee in the coming weeks to ensure a seamless transition of the CFO role and responsibilities.

“It has been an honor to serve as the CFO of MoneyHero,” said Mr. Qian, outgoing CFO of MoneyHero. “Moving on from this dynamic team and growing company was a very difficult decision, but it is necessary for me at this time. This said, I am confident I am leaving MoneyHero in great hands under the incredible leadership of Rohith and the Board of Directors, who have built a world-class organization and fintech disrupter that is well-positioned for continued success.”

To help identify its next permanent CFO, MoneyHero, which has a long and proven track record of attracting and retaining top talent, has engaged leading global executive search advisors to launch a formal search process.

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit www.MoneyHeroGroup.com.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a market leader in the online personal finance and digital insurance aggregation and comparison sector throughout Greater Southeast Asia. The Company operates in the emerging markets of Singapore, Hong Kong, Taiwan, and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax, and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. Enterprise-wide, MoneyHero had over 270 commercial partner relationships as of September 30, 2024, and had approximately 7.4 million Monthly Unique Users across its platform for the three months ended September 30, 2024. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For investor and media inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

Gaffney Bennett PR

MoneyHero@gbpr.com